[LOGO]                          PO Box 407193 |_| Fort Lauderdale, Florida 33340
                                    (954) 581-9993 office |_| (954) 316-9201 fax

May 5, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

         Re:      21st Century Holding Company
                  Request for Withdrawal of
                  Registration Statement of Form S-3
                  File No.:  333-124598


Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, 21st Century Holding Company (the "Company") hereby requests the immediate withdrawal of the Company's Registration Statement on Form S-3, File No. 333-124598, together with all exhibits thereto, filed with the Securities and Exchange Commission on May 3, 2005 (the "Registration Statement"). The Company makes such request on the grounds that it has decided to make its April 30, 2005 payment of principal and interest on the Company's 6% Subordinated Notes due July 31, 2006 and the Company's 6% Subordinated Notes due September 30, 2007 in cash rather than in shares of the Company's Common Stock. No securities were issued or sold in connection with the Registration Statement.

      We hereby respectfully request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

      Should you have any questions regarding this matter, please contact Edward
J. Lawson, the Company's President and Chairman, at (954) 308-1250 or Richard A. Widdicombe, the Company's Chief Executive Officer at (954) 308-1254.


Very Truly Yours,


/s/ Edward J. Lawson
-----------------------------------
Edward J. Lawson
President and Chairman of the Board